April 4, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

We have read Item 4.01(a) of Form 8-K dated April 4, 2006, of Jacuzzi Brands, Inc. with respect to the Jacuzzi Brands, Inc. Retirement Savings and Investment Plan and are in agreement with the statements contained in the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP